Exhibit 99.1

El Pollo Loco Names Miguel Lozano as New Chief Operating Officer
Former Starbucks Executive Completes New Executive Team Leading El Pollo Loco's Transformation
COSTA MESA, Calif., March 26, 2019 (GLOBE NEWSWIRE) -- El Pollo Loco, Inc. (“El Pollo Loco” or “Company”) (Nasdaq: LOCO), the nation's leading fire-grilled chicken chain, today announced the appointment of Miguel Lozano as Chief Operating Officer, effective April 1. Bringing 30 years of restaurant industry experience, Mr. Lozano is the third addition in 12 months to the newly restructured Senior Leadership Team that includes – Hector A. Muñoz, Chief Marketing Officer and Jennifer Jaffe, El Pollo Loco’s first Chief People Officer – to continue the pursuit of the brand’s transformation agenda.
Mr. Lozano returns to El Pollo Loco after having spent a 23-year career at Starbucks, most recently leading Operations primarily in California. Since 2014, he was responsible for running 780 company-operated Starbucks stores in Southern California, which generated over $1.4B in sales. Mr. Lozano led a team of Regional Directors who consistently delivered best in class metrics in the U.S. business, making them one of the top performing regions in the system.
Prior to Starbucks, Mr. Lozano worked for El Pollo Loco for six years, starting as a Restaurant General Manager and working his way up to Area Leader when the brand was owned by Flagstar Corporation. He and his family then became an El Pollo Loco franchisee, owning and successfully operating a restaurant in La Habra, Calif. for seven years.
“It is with much excitement that we welcome Miguel as our Chief Operating Officer and member of our Leadership Team,” said Bernard Acoca, President and Chief Executive Officer at El Pollo Loco. “His proven leadership skills and extensive knowledge of the restaurant industry will be instrumental in helping El Pollo Loco simplify and transform our operating platform to ensure meaningful and sustainable growth for the future and also do it in a way that is consistent with our values.”
In his new role, Mr. Lozano will play a central part in formulating organizational strategy, driving brand growth, and profitability. He will create the vision for all operations, with an emphasis on achieving operational and financial excellence as the company seeks to make the third strategy of their transformation agenda come to life: simplify operations, making it easier to be an employee and franchisee.

“I’m thrilled to be returning to my El Pollo Loco family during this exciting time,” said Mr. Lozano. “I look forward to working closely with the Leadership Team to elevate the employee and customer experience through the strengthening of El Pollo Loco operations.”

About El Pollo Loco
El Pollo Loco (Nasdaq: LOCO) is the nation’s leading fire-grilled chicken restaurant with a mission to bring people together around food, family and culture in the communities it serves. Raised in the heart of Los Angeles, El Pollo Loco is renowned for its handcrafted L.A. Mex food, an innovative blend of traditional Mexican flavors and Californian inspiration. Since 1980, El Pollo Loco has successfully opened and maintained more than 480 company-owned and franchised restaurants in Arizona, California, Nevada, Texas, Utah, and Louisiana while remaining true to its Mexican-American heritage. El Pollo Loco continues to grow and evolve, nourishing connections to tradition, culture and one another through fire-grilled goodness that makes us feel like familia. For more information, visit us at www.elpolloloco.com.

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Source: El Pollo Loco Holdings, Inc.